LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

STUART REED, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

OF COUNSEL

DIRECT E-MAIL:  LANTHONY@LEGALANDCOMPLIANCE.COM

July 6, 2007

VIA ELECTRONIC FILING

ON EDGAR SYSTEM

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attn:  Kevin Woody, Senior Assistant Chief Accountant

RE:

Infe-Human Resources, Inc.

Form 10-KSB for fiscal year ended November 30, 2005

Form 10-QSB for fiscal quarter ended May 31, 2006

Forms 8-K

Filed March 13, 2006 and June 2, 2006

File No. 0-50374

Dear Mr. Woody:

Please be advised that this firm serves as counsel to Infe Human Resources, Inc. (the “Company”). We are in receipt of your correspondences dated February 6, 2007 and June 7, 2007 regarding the above referenced filings.

As discussed and as noted in this firm’s correspondence dated June 20, 2007, this correspondence and the filings made herewith shall serve as a partial response to your comment letter.

We have electronically filed herewith on behalf of the Company Amendment No. 1 to the Form 10-KSB for the fiscal year ended November 30, 2005 and Amendment No. 1 to the Form 10-QSB for the quarter ended February 28, 2006. The Amendments are marked with  tags to show changes made from the previous filings.  In addition, we have included a narrative response herein.  We trust you shall deem the Amendments and the contents of this transmittal letter responsive to comments 1 through 19 of your comment letter dated February 6, 2007.

The following is a response to each of your numbered comments.

Form 10-KSB for fiscal year ended November 30, 2005

Management’s Discussion and Analysis of Plan of Operation

Liquidity and Capital Resources, page 13.

1.

Your disclosure on page 14 indicates that your net increase in case of $1,189,694 is “from operations.”  Please revise to reflect the fact that this is the total increase in cash and cash equivalents for the year, from all sources.

Response: Amendment No. 1 to the Form 10-KSB reflects the requested change.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 6, 2007

Comments 2-17

Response:

As discussed, be advised that the Company’s Form 10-KSB for the fiscal year end November 30, 2006 restated the Company’s financial statements for the period ended November 30, 2005.  The Form 10-KSB for the fiscal year end November 30, 2006 was filed on April 16, 2007.  The Company respectively asserts that such restated financial statements address comments 2 through 17 and accordingly make a separate response to these comments redundant and unduly burdensome on the Company.  Amendment No. 1 to the Form 10-KSB filed herewith contains an explanatory note notifying readers that the financial statements contained in the November 30, 2006 Form 10-KSB have been restated and should be read in lieu of those contained in the November 30, 2005 Form 10-KSB.

Item 8A. Controls and Procedures, page 21

18.

Pursuant to Item 307 of Regulation S-B, revise to disclose the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.  In this regard, please tell us how your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by the affected Form 10-KSB and Forms 10-QSB in light of the material errors and material weaknesses you have disclosed in your registration statement on form SB-2 filed August 1, 2006.  Please make conforming revisions to the disclosure in your Form 10-QSB for the quarter ended February 28, 2006.

Response:

Amendments No. 1 to the Form 10-KSB and Form 10-QSB contain the required change.

Exhibit 31.1

19.

Please revise paragraph one of the certification to refer to the “annual report” rather than to the “quarterly report.”

Response:

The certification has been corrected in Amendment No. 1 to the Form 10-KSB.

Legal & Compliance, LLC

By:__/s/ Laura Anthony______

Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH